FORM 6-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

-----------------

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2005

QSound Labs, Inc.

(Translation of Registrant's Name into English)

-----------------

400 – 3115 12 Street N.E.

Calgary, Alberta Canada T2E 7J2

(Address of principal executive offices)

-----------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in  paper as permitted by Regulation S-T Rule 101 (b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in  paper as permitted by Regulation S-T Rule 101 (b) (7):

Indicate by check mark by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___  No    X_

If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Registrant herewith furnishes 2005 Second Quarter Report and Certificates of CEO and CFO.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QSound Labs, Inc.

(Registrant)

Date: August 11, 2005

/s/ Joanna Varvos

 Joanna Varvos

Corporate Secretary

Management's Discussion and Analysis

Three and six month periods ended June 30, 2005

This Management Discussion and Analysis ("MD&A") of the results of operations of QSound Labs, Inc. (the company) for the three and six month periods ended June 30, 2005 should be read in conjunction with the interim unaudited consolidated financial statements of the company for the quarter ended March 31, 2005, and the annual audited financial statements of the company for the fiscal year ended December 31, 2004.  Management has prepared these notes with the understanding that readers are already familiar with the MD&A for the fiscal year ended December 31, 2004 and the quarter ended March 31, 2005.

The company reports its unaudited consolidated financial statements in United States dollars and in accordance with Canadian Generally Accepted Accounting Principles (GAAP).

Operations

Below we provide information on the significant line items in our statement of operations for the three and six month periods ended June 30,  2005 and 2004, as well as analysis of the changes period to period.

Q2 2005

YTD 2005

Q2 2004

YTD 2004

Royalties and license fees revenues

$

253,856

$

591,504

$

388,554

$

594,021

Product sales revenues

Audio segment

$

84,830

$

157,658

$

125,244

$

289,446

E-Commerce segment

48,189

100,833

65,910

134,755

Telephony segment

    14,169

    27,793

    28,730

   100,464

Total

$

147,188

$

286,284

$

219,884

$

524,665

Business development activities have focused on mobility applications for the past several years. As previously announced, there have been several major design wins and recurring revenue from these activities is forecast for later this year. Therefore, as expected, licensing and royalty revenues for 2005 are down when compared to 2004 as "legacy licenses" continue to decline.  We expect revenue from our legacy licenses to continue to decline through 2005 and to be replaced with revenue from our new design wins in the latter part of 2005 and 2006.

The audio segment experienced a decrease in product sales of 32% in Q2 2005 from Q2 2004 primarily due to a decline in integrated circuit chip sales.  As the integrated circuit chips are of an analog design, we expect these sales to continue to decline as digital technology expands as the leading design in the market place.

The telephony segment showed a decrease of 51% in product sales when compared to the same period in 2004 due to the maturation of our product line.  We are focusing our efforts on developing a new VoIP product line for the small business market and expect to conclude regulatory testing in time for a product launch later this year.

Q2 2005

YTD 2005

Q2 2004

YTD 2004

Marketing expenses

$

267,325

$

498,299

$

367,132

$

717,608

Operating expenses

$

54,416

$

97,646

$

70,005

$

141,541

We experienced an increase in marketing and operating expenses in 2003 when we established our IP Telephony business unit.  We cut back on these expenditures in March 2004 and again in January 2005 so as to bring them more into line with revenues being generated from the IP Telephony business unit.  This is reflected in the decreased marketing and operating expenses in 2005.

Q2 2005

YTD 2005

Q2 2004

YTD 2004

Product engineering expenses

$

257,349

$

484,374

$

246,070

$

470,587

The majority of product engineering expenses is made up of salaries.  As our needs in audio and telephony change, so does our staffing mix to satisfy those needs.  The audio segment has seen a general increase in staff, while the telephony business unit has seen a decrease in staff.  The e-commerce business unit is constant in the engineering staff on hand from period to period.

Q2 2005

YTD 2005

Q2 2004

YTD 2004

Administration and foreign exchange

$

189,561

$

384,133

$

173,187

$

428,804

The difference between 2005 and 2004 can be directly attributable to two factors, foreign exchange and stock based compensation cost.  The increase in value of the United States dollar against the Canadian dollar has lowered our expenses as the majority of administrative expenses are incurred in Canadian Dollars.  A larger amount of compensation cost of options issued to directors and employees was incurred in Q1 2004 than in Q1 2005.

Financial Condition

The company had a working capital surplus of $2,746,804 at June 30, 2005 as compared to $3,457,107 as at December 31, 2004.

Cash resources at the end of the second quarter of 2005 were $2,103,829 as compared to $3,327,543 at December 31, 2004.  Liabilities at the end of the second quarter of 2005 were $266,621, which consisted of $218,485 in accounts payable and accrued liabilities and $48,136 in deferred revenue.  Liabilities at December 31, 2004 were $305,409 which consisted of $245,664 in accounts payable and accrued liabilities and $59,745 in deferred revenue.  Management feels that with our current cash on hand and cash flows from operations the company has sufficient capital to carry out its business plan for the remainder of 2005.

Capital Expenditures

The company continues to take steps to ensure that its technology is current and up to date.  To facilitate that goal and ongoing research and development, as well as protecting its technology through the registration of trademarks and patents, the company invested $42,173 in the quarter in new computer equipment and software, trademarks and patents.  In addition the company invested and capitalized $14,377 in software and production tooling in the development of our new IP Telephony product.

Consolidated

Balance sheets

As at June 30, 2005 and December 31, 2004

(Expressed in United States dollars)

June 30, 2005

December 31, 2004

(unaudited)

ASSETS

Current assets

Cash and cash equivalents

$

2,103,829

$

3,327,543

Accounts receivable

675,453

210,967

Inventory

109,641

162,568

Deposits and prepaid expenses

124,502

61,438

3,013,425

3,762,516

Capital assets (note 2)

1,257,809

1,302,598

Other intangible assets (note 3)

155,390

162,720

$

4,426,624

$

5,227,834

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities

Accounts payable and accrued liabilities

$

218,485

$

245,664

Deferred revenue

48,136

59,745

266,621

305,409

Shareholders' equity

Share capital (note 4)

45,847,445

45,792,526

Warrants

1,502,331

1,502,331

Contributed surplus

1,368,102

1,329,136

Deficit

(44,557,875)

(43,701,568)

4,160,003

4,922,425

$

4,426,624

$

5,227,834

See accompanying notes to consolidated financial statements.

Consolidated

Statements of Operations and Deficit

For the periods ended June 30, 2005 and 2004

(Expressed in United States dollars)

For the three

For the three

For the six

For the six

months ended

months ended

months ended

months ended

June 30, 2005

June 30, 2004

June 30, 2005

June 30, 2004

(unaudited)

(unaudited)

(unaudited)

(unaudited)

REVENUE

Royalties and license fees

$

253,856

$

388,554

$

591,504

$

594,021

Product sales

147,188

219,884

286,284

524,665

401,044

608,438

877,788

1,118,686

Cost of product sales

20,884

148,694

67,690

287,357

380,160

459,744

810,098

831,329

EXPENSES

Marketing

267,325

367,132

498,299

717,608

Operations

54,416

70,005

97,646

141,541

Product engineering

257,349

246,070

484,374

470,587

Administration

194,101

173,425

386,702

428,892

Foreign exchange loss (gain)

(4,540)

(238)

(2,569)

(88)

Depreciation and amortization

104,529

102,023

206,213

209,652

873,180

958,417

1,670,665

1,968,192

Operating loss

(493,020)

(498,673)

(860,567)

(1,136,863)

OTHER ITEMS

Interest and other income

17,566

3,086

29,019

4,225

Other

(5,706)

(2,920)

(24,759)

(8,447)

11,860

166

4,260

(4,222)

Net loss for period

(481,160)

(498,507)

(856,307)

(1,141,085)

Deficit, beginning of period

(44,076,715)

(42,418,200)

(43,701,568)

(41,775,622)

Deficit, end of period

$

(44,557,875)

$

(42,916,707)

$

(44,557,875)

$

(42,916,707)

Loss per common share

$

(0.06)

$

(0.07)

$

(0.10)

$

(0.16)

See accompanying notes to consolidated financial statements.

Consolidated

Statements of Cash Flows

For the periods ended June 30, 2005 and 2004

(Expressed in United States dollars)

For the three

For the three

For the six

For the six

months ended

months ended

months ended

months ended

June 30, 2005

June 30, 2004

June 30, 2005

June 30, 2004

(unaudited)

(unaudited)

(unaudited)

(unaudited)

Cash provided by (used in)

OPERATIONS

Loss for the period

$

(481,160)

$

(498,507)

$

(856,307)

$

(1,141,085)

Items not requiring cash:

Depreciation and amortization

104,529

102,023

206,213

209,652

Compensation cost of options issued

47,691

109,696

69,728

218,003

Changes in working capital balances (note 6)

(278,400)

(34,647)

(528,303)

(298,008)

(607,340)

(321,435)

(1,108,669)

(1,011,438)

FINANCING

Issuance of common shares, net

21,190

919,606

39,049

954,676

21,190

919,606

39,049

954,676

INVESTMENTS

Purchase of capital assets

(49,587)

(198,205)

(132,241)

(241,088)

Purchase of intangible assets

(6,963)

(5,020)

(21,853)

(9,664)

Proceeds from sale of capital assets

-

52

-

52

(56,550)

(203,173)

(154,094)

(250,700)

Decrease in cash and cash equivalents

(642,700)

394,998

(1,223,714)

(307,462)

Cash and cash equivalents, beginning of period

2,746,529

1,358,633

3,327,543

2,061,093

Cash and cash equivalents, end of period

$

2,103,829

$

1,753,631

$

2,103,829

$

1,753,631

See accompanying notes to consolidated financial statements

Notes

to Consolidated Financial Statements

For the Three Month Periods Ended June 30, 2005

Unaudited

(Expressed in United States dollars under Canadian GAAP)

1.

Basis of presentation

These consolidated financial statements include the accounts of QSound Labs, Inc. a public company organized under the laws of the Province of Alberta, Canada and its wholly-owned subsidiaries. All significant inter-company transactions and balances have been eliminated.

The statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles for interim financial statements.  These financial statements follow the same accounting policies and methods of applications as the most recent annual financial statements dated December 31, 2004. These interim financial statements should be read in conjunction with the Company's December 31, 2004 audited annual financial statements.  The disclosures provided below are incremental to those included in the annual financial statements.

2.

Capital assets

Accumulated

Net book

June 30, 2005

Cost

depreciation

value

Sound source and control equipment

$

545,463

$

526,571

$

18,892

Real time systems

905,534

900,459

5,075

Furniture and fixtures

230,668

211,079

19,589

Computer equipment

1,081,717

771,665

310,052

Software and production tooling

2,469,889

1,565,688

904,201

$

5,233,271

$

3,975,462

$

1,257,809

3.

Other intangible assets

Accumulated

Net book

June 30, 2005

Cost

depreciation

value

Patents and trademarks

$

899,782

$

754,717

$

145,065

Purchased customer list

34,418

24,093

10,325

$

934,200

$

778,810

$

155,390

4.

Share capital

Number

of shares

Consideration

Balance at March 31, 2005

8,437,585

$

45,815,039

Issued for cash on exercise of options

30,000

39,320

Financing costs

-

(18,130)

Additional paid-in capital stock options

-

11,216

Balance June 30, 2005

8,467,585

$

45,847,445

5.

Stock option plan

During the three month period ended June 30, 2005, the Company granted 30,000 options to directors with exercise prices at or greater than the market price of the Company's stock on the date of grant.  These options are subject to shareholders' approval and will not vest until that time.  No compensation cost has been recorded for these options.  For the three month period ended June 30, 2005 $54,835 of compensation cost related to options granted to employees has been recognized.    For the six month period ended June 30, 2005 $71,411 of compensation cost related to options granted to employees has been recognized and $18,822 has been recognized as compensation costs related to options issued to non-employees.  The compensation costs related to options issued to non-employees has been capitalized to software and production tooling.

No compensation cost was recorded in the Company's statement of operations and deficit for options granted in 2002 to employees, directors and officers.  Had compensation cost for stock options granted in 2002 been determined based on the fair value method, the Company's pro-forma net loss for the three months ended June 30, 2005 would have been increased by $9,417 to $490,615.  The net loss for the six months ended June 30, 2005 would have been increased by $18,835 to $875,180.

Number             Exercise price        Weighted average

of shares                  per share              exercise price

Balance at March 31, 2005

1,124,000

$  0.47 - 4.56

$

1.29

Granted

30,000

$             3.57

3.57

Exercised

(30,000)

$  1.04 - 2.05

1.31

Balance at June 30, 2005

1,124,000

$  0.47 - 4.56

$

1.35

The following table summarized the information about stock options outstanding at June 30, 2005

	Options Outstanding			Options Exercisable
Range of Exercise prices	Number Outstanding at June 30, 2005	Weighted-Average Remaining Term (Years)	Weighted-Average Exercise Price	Number Exercisable at June 30, 2005	Weighted-Average Exercise Price
$ 0.47 - 0.62 1.04 - 1.75 1.88 - 2.05 3.57 - 4.56	409,307 413,693 213,000 88,000	2.3 1.4 3.3 4.5	$ 0.51 1.21 2.01 4.22	403,738 411,193 171,700 5,000	$ 0.51 1.21 2.00 4.56
	1,124,000	2.3	$ 1.35	991,631	$ 1.08

6.

Changes in non-cash working capital balances

For the three          For the three               For the six                For the six

months ended        months ended             months ended       months ended

June 30, 2005             June 30, 2004                June 30, 2005          June 30, 2004

Accounts receivable

$

(212,776)

$

(60,119)

$

(464,486)

$

(245,922)

Inventory

11,371

62,608

52,927

15,278

Deposits and prepaid expenses

10,977

47,896

(63,064)

(16,766)

Accounts payable and accrued liabilities

(67,412)

(131,276)

(42,071)

(84,264)

Deferred revenue

(20,560)

46,244

(11,609)

33,666

$

(278,400)

$

(34,647)

$

(528,303)

$

(298,008)

7.

Segmented information

For the three month period ended

June 30, 2005

Audio

E-Commerce

Telephony

Total

Revenues

$

338,686

$

48,189

$

14,169

$

401,044

Interest revenue

17,072

-

494

17,566

Amortization of capital assets

42,205

5,002

42,731

89,938

Segment operating loss

(202,495)

(46,822)

(243,703)

(493,020)

Segment assets

3,320,140

92,002

1,014,482

4,426,624

Expenditures for segment capital assets

17,608

17,460

14,519

49,587

For the three month period ended

June 30, 2004

Revenues

$

513,798

$

65,910

$

28,730

$

608,438

Interest revenue

3,056

-

30

3,086

Amortization of capital assets

34,037

7,060

42,732

83,829

Segment operating income

(90,452)

(33,737)

(374,484)

(498,673)

Segment assets

2,739,798

127,723

908,864

3,776,385

Expenditures for segment capital assets

12,351

-

204,663

217,014

For the six month period ended

June 30, 2005

Audio

E-Commerce

Telephony

Total

$

749,162

$

100,833

$

27,793

$

877,788

Interest revenue

28,094

-

925

29,019

Amortization of capital assets

81,565

10,005

85,461

177,031

Segment operating loss

(299,324)

(81,572)

(479,671)

(860,567)

Expenditures for segment capital assets

67,377

17,716

47,148

132,241

For the six month period ended

June 30, 2004

Revenues

$

883,467

$

134,755

$

100,464

$

1,118,686

Interest revenue

4,154

-

71

4,225

Amortization of capital assets

75,282

14,120

85,464

174,866

Segment operating income

(354,303)

(58,109)

(724,451)

(1,136,863)

Expenditures for segment capital assets

50,234

-

209,663

259,897

For the three          For the three               For the six                For the six

months ended        months ended             months ended       months ended

June 30, 2005             June 30, 2004                June 30, 2005          June 30, 2004

Geographic Information

Canada

$

5,543

$

2,400

$

6,232

$

8,647

United States

204,293

460,453

530,760

757,317

Asia

185,978

145,585

301,540

286,055

Europe

-

-

34,026

66,667

Other

5,230

-

5,230

-

$

401,044

$

608,438

$

877,788

$

1,118,686

QSOUND LABS, INC.

400, 3115 - 12th Street NE

Calgary, Alberta

Canada  T2E 7J2

www.qsound.com

Printed in Canada

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, David J. Gallagher, acting as CEO of QSound Labs, Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of QSound Labs, Inc., (the issuer) for the interim period ending June 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: ____August 11, 2005 ____________

/s/ David J. Gallagher

President and CEO

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, David J. Gallagher, acting as CFO of QSound Labs, Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of QSound Labs, Inc., (the issuer) for the interim period ending June 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: ____August 11, 2005____________

/s/ David J. Gallagher

President and CFO